Exhibit 12

J. C. PENNEY COMPANY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

Six Months Ended August 2, 2014
($ in millions)
Income/(loss) from continuing operations before income taxes	$(520)
Fixed charges:
Net interest expense	203
Interest income included in net interest	—
Loss on extinguishment of debt, bond premiums and unamortized costs	—
Estimated interest within rental expense(1)	49
Capitalized interest	—

Total fixed charges:	252
Capitalized interest	—

Total earnings available for fixed charges	$(268)
Ratio of earnings to fixed charges	(1.1)

Deficiency of earnings to cover fixed charges	520

(1)	Estimate of interest within rental expense is calculated under the assumption that one-third of rent expense is representative of interest costs.